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Re:	Digital Realty Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 1-32336

Digital Realty Trust, L.P.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 0-54023

Dear Mr. Gordon:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Subject Companies”) to the comments received on May 19, 2015 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-K (the “2014 Form 10-K”) filed by the Subject Companies on March 2, 2015.

For ease of review, we have set forth below the numbered comment of the Staff in its letter dated May 19, 2015 and the Subject Companies’ response thereto.

4. Investments in Unconsolidated Joint Ventures

Griffin Capital Essential Asset REIT, Inc. Joint Venture, page 127

1.	We note you contributed a property valued at $185.5 million in September 2014 to a joint venture with Griffin Capital Essential Asset REIT, Inc., and net of proceeds received, recognized a gain of $93.5 million. Please provide to us the basis of your conclusion to deconsolidate the property and record a gain on the sale of the 80% interest in the joint venture, and cite the appropriate accounting literature in your response. Also in your response, outline all decisions determined by the company to be major that require approval of the GCEAR member as well as those decisions that do not require such approval.

May 22, 2015

Response: Pursuant to our agreement with Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), the Subject Companies contributed a wholly owned property to the joint venture in exchange for cash and a retained 20% interest in the joint venture (the “Venture”). We considered the consolidation guidance in ASC 810 to determine our subsequent accounting for our interest in the Venture. We note that the Venture did not meet the criteria to be considered a variable interest entity as the entity has sufficient equity to finance its activities, the equity interest holders are the only parties with the ability to direct the activities of the entity, and there are no non-substantive voting rights. Thus we concluded that our accounting for our interest in the Venture should follow the voting interest model. We note that the unanimous member consent requirements of the Venture agreement give GCEAR the right and ability to approve all significant decisions related to the Venture. As a result, we concluded that even though we are the managing member of the Venture, GCEAR had substantial participating rights that precluded our ability to control the Venture, and thus we concluded that the equity method of accounting for our retained interest in the Venture was appropriate.

A summary of the decisions that require approval of GCEAR are noted below:

1.	Adopt or amend any Annual Plan or cause the joint venture to materially deviate from the Annual Plan.

2.	Acquire any real property, or interest therein, either directly or indirectly.

3.	Acquire any other material asset for the use, operation, maintenance, repair, construction, financing, refinancing, pledge, encumbrance, ownership, leasing, redevelopment, renovation, improvement, or disposition of the property.

4.	Cause the property or any portion thereof to be sold.

5.	Market the property or any portion thereof.

6.	Obtain, prepay or amend any financing other than the incurrence of trade payables.

7.	Issue a joint venture interest.

8.	Issue or sell any debt securities of the joint venture.

9.	Make any distribution other than amounts authorized by the agreement.

10.	File or initiate the filing of a bankruptcy, reorganization or insolvency petition.

11.	Enter into, modify or terminate any Lease in excess of 8,000 square feet.

12.	Initiate, negotiate, or settle any litigation in excess of $100,000.

13.	Enter into, amend, modify, or terminate any agreement with a member notwithstanding GCEAR’s rights enumerated elsewhere in the agreement.

14.	Make any decision regarding tax matters.

15.	Change or replace KPMG as accountant.

16.	Make or settle any claims or make any adjustments under the contribution agreement.

17.	Approve, determine or take any other action expressly reserved to the Subject Companies and GCEAR under the agreement.

May 22, 2015

In determining whether a gain should be recognized in connection with the contribution of the property and the amount of such gain, the Subject Companies considered the guidance in ASC 970-323-30-3 which indicates that in situations where an investor receives a cash distribution upon the contribution of properties to a venture and is not otherwise committed to reinvest that cash in the venture, the substance of the transaction is a partial sale of an interest in the properties contributed. As the Subject Companies are not required to make further capital contributions to the Venture, the Subject Companies concluded that this transaction met the requirements for partial sale accounting and looked to the guidance in ASC 360-20-40-46 through 360-20-40-49 to determine the amount of any gain to recognize. Further, the Subject Companies are not obligated to support the operations of the Venture to an extent greater than its proportional interest, and the agreement governing the Venture provides GCEAR with a priority on cash distributions. Thus, the Subject Companies concluded that the amount of gain to be recognized would be limited to the amount by which the net proceeds the Subject Companies received were in excess of the costs of the contributed property, in accordance with ASC 360-20-46-49. The gain of $93.5 million recorded by the Subject Companies was calculated as the difference between the net proceeds received of $167.5 million less the carrying value of the property sold to the Venture of $74.0 million, including deferred rent receivables and other required costs related to the property.

****

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	A. William Stein, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Joshua A. Mills, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

May 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Daniel Gordon

Re:	Digital Realty Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 1-32336

Digital Realty Trust, L.P.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 0-54023

Dear Mr. Gordon:

In connection with the letter dated May 22, 2015 pursuant to which Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Subject Companies”) responded to the comments of the staff of the Division of the Corporate Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on May 19, 2015, the Company hereby acknowledges that, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIGITAL REALTY TRUST, INC. DIGITAL REALTY TRUST, L.P.

By:	/s/ Joshua A. Mills
	Name:	Joshua A. Mills
	Title:	Senior Vice President, General Counsel and Secretary